Exhibit 4.1
Description of Class A Shares
The following description of the Class A shares representing limited partner interests ("Class A shares") in Tallgrass Energy, LP ("TGE" or, as the context requires, "we," "us" or "our") is a summary and is subject to, and qualified in its entirety by, reference to the provisions of our Second Amended and Restated Agreement of Limited Partnership, dated as of July 1, 2018 (referred to herein as our "partnership agreement"), which has been filed as Exhibit 3.3 to our Annual Report on Form 10-K for the year ended December 31, 2019, of which this Exhibit 4.1 is a part (referred to herein as our "Annual Report").
Our Class A shares represent limited partner interests in us and are listed on the New York Stock Exchange under the symbol "TGE."
Dividend Rights
Our Cash Distribution Policy
Our partnership agreement requires that, within 55 days after the end of each quarter, we distribute our available cash to Class A shareholders of record on the applicable record date.
Available cash is defined in our partnership agreement and generally means, with respect to any calendar quarter, all cash and cash equivalents on hand at the date of determination of available cash for the distribution in respect of such calendar quarter (including distributions received from Tallgrass Equity, LLC ("Tallgrass Equity") in respect of such quarter), less the amount of cash reserves established by our general partner, which will not be subject to a cap, to:

•	comply with applicable law;

•	comply with any agreement binding upon us or our subsidiaries (exclusive of Tallgrass Energy Partners, LP and its subsidiaries);

•	provide for future capital expenditures, debt service and other credit needs as well as any federal, state, provincial or other income tax that may affect us in the future; or

•	otherwise provide for the proper conduct of our business.
Our available cash also includes cash on hand resulting from borrowings made after the end of the quarter.
As further discussed in Item 7.—Management's Discussion and Analysis of Financial Condition and Results of Operations, "Dividends," of our Annual Report, pursuant to the Take-Private Merger Agreement, we have agreed not to pay dividends during the pendency of the transactions contemplated by the Take-Private Merger Agreement.
Distributions of Cash upon Liquidation
If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called a liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the holders of our Class A shares in accordance with their respective pro-rata interests in Class A shares.
Limited Voting Rights
Our general partner manages us and our operations. Our Class A shareholders have only limited voting rights on matters affecting our business. Our Class A shareholders do not have the right to elect our general partner or its directors on an annual or other continuing basis.
The following is a summary of the shareholder vote required for the matters specified below. On all matters where our shareholders are entitled to vote, the Class A shares will vote together with our Class B shares representing limited partner interests ("Class B shares") as a single class and will be entitled to one vote per share. The holders of a majority of the outstanding Class A shares and Class B shares, represented in person or by proxy, will constitute a quorum unless any action by the shareholders requires approval by holders of a greater percentage of the shares, in which case the quorum will be the greater percentage. In voting their shares, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the shareholders, including any duty to act in good faith or in the best interests of us or the shareholders.

Issuance of additional shares (or other partnership securities)	No voting or approval right. Please read "—Issuance of Additional Securities."
Amendment of our Partnership Agreement
Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. Certain amendments may be made by our general partner without the approval of our shareholders. Other amendments generally require the approval of a majority of our outstanding shares. Please read "—Amendments to Our Partnership Agreement."

Merger of our partnership or the sale of all or substantially all of our assets	A majority of our outstanding shares in certain circumstances. Please read "—Merger, Sale or Other Disposition of Assets."
Dissolution	A majority of our outstanding shares. Please read "—Termination or Dissolution."
Reconstitution upon dissolution.	A majority of our outstanding shares. Please read "—Termination or Dissolution."
Withdrawal of our general partner	No voting or approval right. Please read "—Withdrawal or Removal of the General Partner."
Removal of our general partner	Not less than 80% of our outstanding shares. Please read "—Withdrawal or Removal of the General Partner."
Transfer of the general partner interest	No voting or approval right. Please read "—Transfer of General Partner Interest."
Unless otherwise indicated, "outstanding shares" includes Class B shares and shares held by our general partner and its affiliates.
Issuance of Additional Securities
Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of our shareholders.
It is possible that we will fund acquisitions through the issuance of additional shares or other equity securities. Holders of any additional shares we issue may be entitled to share equally with the then-existing shareholders in our cash distributions made following the date such holders become holders of record of the additional shares. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of shares in our net assets.
In accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act") and the provisions of our partnership agreement, we may also issue additional partnership interests that have special voting rights to which the Class A shares are not entitled.
Amendments to Our Partnership Agreement
General
Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment to our partnership agreement and may decline to do so free of any duty or obligation whatsoever to us or our shareholders, including any duty to act in good faith or in the best interests of us or our shareholders. To adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of shares required to approve the amendment or call a meeting of our shareholders to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a majority of our outstanding shares.
Prohibited Amendments
No amendment may be made that would:

(1)	enlarge the obligations of any shareholder without its consent, unless approved by at least a majority of the type or class of shareholder interests so affected; or

(2)
enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld in its sole discretion.

(3)
The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) or (2) above can be amended upon the approval of the holders of at least 90% of the outstanding shares.

No Shareholder Approval
Our general partner may generally make amendments to our partnership agreement without the approval of any shareholder or assignee to reflect:

(1)	any change in our name, the location of our principal place of business, our registered agent or its registered office;

(2)	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

(3)
a change that our general partner determines to be necessary or appropriate to qualify or continue the qualification of our partnership as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state;

(4)
an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

(5)	an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;

(6)	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

(7)	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

(8)
an amendment that our general partner determines to be necessary or appropriate for the formation by us, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

(9)	a change in our fiscal year or taxable year and related changes;

(10)
a merger with or conveyance to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger or conveyance other than those it receives by way of the merger or conveyance, provided that the sole purpose of such merger is to effect a legal change into a different form of limited liability entity; or

(11)	any other amendments substantially similar to any of the matters described in (1) through (10) above.
In addition, our general partner may make amendments to our partnership agreement without the approval of any shareholder or assignee if those amendments, in the discretion of our general partner:

•	do not adversely affect our shareholders (or any particular class of holders of partnership interests) in any material respect;

•
are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•
are necessary or appropriate to facilitate the trading of our shares or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our shares are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of shares under the provisions of our partnership agreement; or

•	are required to effect the intent of the statements contained in this prospectus and in the provisions of our partnership agreement or as are otherwise contemplated by our partnership agreement.
Opinion of Counsel and Shareholder Approval
Any amendment described as requiring shareholder approval will require an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our shareholders. Our general partner will not be required to obtain such an opinion of counsel for any of the amendments described above under "—Amendments to Our Partnership Agreement—No Shareholder Approval." In the absence of such an opinion where required, the approval of 90% of the outstanding shares is required for an amendment to become effective.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding shares in relation to other classes of shares will require the approval of at least a majority of the type or class of shares so affected. Also, any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of shareholders whose aggregate outstanding shares constitute not less than the voting requirement sought to be reduced.
Merger, Sale or Other Disposition of Assets
Our partnership agreement generally prohibits our general partner, without the prior approval of a majority of our outstanding shares, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.
A merger, consolidation or conversion of us requires the prior consent of our general partner. In addition, our partnership agreement provides that, to the maximum extent permitted by law, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion of us and may decline to do so free of any duty or obligation whatsoever to us, or any of our shareholders. Further, in declining to consent to a merger, consolidation or conversion, our general partner will not be required to act in good faith or pursuant to any other standard imposed by our partnership agreement, any other agreement, under the Delaware Act or any other law, rule or regulation or at equity.
If conditions specified in our partnership agreement are satisfied, our general partner may merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. Our shareholders are not entitled to dissenters' rights or appraisal rights (and, therefore, will not be entitled to demand payment of a fair price for their shares) under our partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.
Termination or Dissolution
We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

(1)	the election of our general partner to dissolve us, if approved by a majority of our outstanding shares;

(2)	there being no holders of partnership interests, unless we are continued without dissolution in accordance with applicable Delaware law;

(3)	the entry of a decree of judicial dissolution of us; or

(4)
the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal of our general partner following approval and admission of a successor.

Upon the withdrawal or removal of our general partner, notice thereof, or a dissolution under clause (4) above, the holders of a majority of our outstanding shares may elect, within 90 or 180 days, depending on the circumstances leading to such withdrawal, removal or dissolution, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of a majority of the outstanding shares, subject to our receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability of any limited partner.
Liquidation and Distribution of Proceeds
Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the person authorized to wind up our affairs (the liquidator) will, acting with all of the powers of our general partner that the liquidator deems necessary or appropriate, liquidate our assets. The proceeds of the liquidation will be applied as follows:

•	first, towards the payment of all of our creditors and the settlement of or creation of a reserve for contingent liabilities; and

•	then, to all holders of Class A shares in accordance with their pro-rata interest in Class A shares.
If the liquidator determines that a sale would be impractical or would cause a loss to our partners, it may defer liquidation of our assets for a reasonable period of time or distribute assets, in whole or in part, in kind.

Withdrawal or Removal of the General Partner
Our general partner may withdraw as general partner in compliance with our partnership agreement after giving 90 days' advance notice to our shareholders, and that withdrawal will not constitute a breach of our partnership agreement.
Upon notice of the voluntary withdrawal of our general partner, the holders of a majority of our outstanding shares may elect a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability cannot be obtained, we will be dissolved, wound up and liquidated; provided, however, that within 90 days after that withdrawal, the holders of a majority of the outstanding shares may elect to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of a majority of the outstanding shares, subject to our receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability of any limited partner. Please read "—Termination or Dissolution" above.
Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 80% of our outstanding shares, including shares held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding shares. The ownership of more than 20% of our outstanding shares by any person or group would give such persons the practical ability to prevent our general partner's removal. As of December 31, 2019, affiliates of Blackstone Infrastructure Partners owned approximately 44.1% of the combined voting power of our Class A and Class B shares, which enables such entities to prevent our general partner's removal.
Transfer of General Partner Interest
Our general partner may transfer all or any of its general partner interest in us without obtaining approval of any shareholder. As a condition of this transfer, the transferee must assume the rights and duties of the general partner to whose interest that transferee has succeeded, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability.
Transfer of Class A Shares
By transfer of our Class A shares in accordance with our partnership agreement, each transferee of our Class A shares will be admitted as a shareholder with respect to the class of shares transferred when such transfer and admission is reflected in our books and records. Additionally, each transferee of our Class A:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•
gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

A transferee will become a substituted limited partner for the transferred Class A shares automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.
We may, at our discretion, treat the nominee holder of a Class A share, as applicable, as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.
Class A shares are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in TGE for the transferred shares.
Until a Class A share has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the Class A share as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.
Transfer Agent and Registrar
Duties
American Stock Transfer and Trust Company serves as registrar and transfer agent for our Class A shares. We will pay all fees charged by the transfer agent for transfers of our Class A shares except the following that must be paid by shareholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a Class A share; and

•	other similar fees or charges.
There will be no charge to holders of Class A shares for disbursements of our cash distributions. Tallgrass Equity, LLC will indemnify the transfer agent and its directors, officers, employees, affiliates and agents against any actions, claims, losses, liability or reasonable expenses (including legal and other fees and expenses) incurred by or asserted against the indemnified person or entity arising out of or in connection with entering into the agreement with the transfer agent, the performance of the transfer agent's duties thereunder or the enforcement of the indemnity under the agreement with the transfer agent, except for such losses, liabilities or expenses incurred as a result of the indemnified person's or entity's gross negligence, bad faith or willful misconduct.
Resignation or Removal
The transfer agent may at any time resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, we are authorized to act as the transfer agent and registrar until a successor is appointed.
Change of Management Provision
Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner as general partner or otherwise change management. If any person or group other than our general partner, its permitted transferees or its affiliates acquires beneficial ownership of 20% or more of any class of our shares, that person or group loses voting rights on all of its shares. This loss of voting rights does not apply to (i) any person or group that acquires the shares directly from us, our general partner or any of our general partner's affiliates, (ii) any transferees that acquired the shares from a person or group described in clause (i), or (iii) any person or group that acquires 20% of any class of shares with the prior approval of the board of directors of our general partner.
Limited Call Right
If at any time more than 80% of our outstanding shares (including Class A shares issuable upon the exchange of Class B shares and including any other additional limited partner interests we may issue in the future) are owned by our general partner or its affiliates, our general partner will have the right (which it may assign in whole or in part to us or any of its affiliates), but not the obligation, to acquire all, but not less than all, of the remaining shares of such class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days' notice. The purchase price in the event of this purchase is the greater of:

•
the highest price paid by our general partner and its affiliates for any shares of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those shares; and

•	the current market price calculated in accordance with our partnership agreement as of the date three business days before the date the notice is mailed.
As a result of our general partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a shareholder of the exercise of this call right are the same as a sale by that shareholder of his shares in the market. Please read "Material U.S. Federal Income Tax Consequences."
Limited Liability
Assuming that a shareholder does not participate in the operation, management or control of our business within the meaning of the Delaware Act and that he, she or it otherwise acts in conformity with the provisions of our partnership agreement, liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he, she or it is obligated to contribute to us for his, her or its shares plus his or its pro rata share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the shareholders as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement,
constituted "participation in the control" of our business for the purposes of the Delaware Act, then our shareholders could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the shareholder is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a shareholder were to lose limited liability through any fault of our general partner. Although this does not mean that a shareholder could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act will be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.
Limitations on the liability of limited partners for the obligations of a limited partner (or in our case, a shareholder) have not been clearly established in many jurisdictions. Although we currently have no operations distinct from our controlling membership interest in Tallgrass Equity, if in the future, by our ownership in an operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the shareholders as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted "participation in the control" of our business for purposes of the statutes of any relevant jurisdiction, then the shareholder could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the shareholders.